PROKOM SOFTWARE SA

02015541

02 MAR -1 AM 8:09

FAX

to: **Division of Corporate Finance File No. 82-4700** | **Securities and Exchange Commission, Washington, DC, USA** | **+1 202 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25, POLAND
tel.: +48 58 628 6666 fax: +48 58 621 6677

SUPPL

date: 1 March 2002 pages: 1 + 17

subject: **Quarterly Consolidated Report for 4Q 2001**

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraph 1.2 and 57.2 of the Decree of the Ministries Committee, dated 16th October of 2001 (Official Journal no 139 item 1568) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange,

The Management Board of Prokom Software S.A. announces:

the consolidated quarterly report of Prokom Software S.A. Capital Group for the 4th quarter of 2001 in a form of:

- abbreviated consolidated financial statement including: consolidated balance sheet, consolidated statement of operations, statement of changes in consolidated shareholders' equity and consolidated cash flow statement, and
- Prokom Software S.A.'s abbreviated unconsolidated financial statement including: balance sheet, statement of operations, statement of changes in shareholders' equity and cash flow statement.

Please note that this is a translation of the Polish consolidated quarterly report prepared under the Polish Accounting Standards.

Bogdan Bartkowski
Member of the Management Board

PROKOM SOFTWARE S.A CAPITAL GROUP

Comments to the consolidated financial statement of
Prokom Software SA Capital Group
for the 4th Quarter 2001 (SA-QSr 4/2001)

I. Rules adopted in preparation of this report

1. This consolidated quarterly report of Prokom Software S.A. Capital Group (Report) presents data for the 4th quarter 2001 and for four quarters of 2001 cumulative, in a form of:
   - abbreviated consolidated financial statement including: consolidated balance sheet, consolidated statement of operations, statement of changes in consolidated shareholders' equity and consolidated cash flow statement, and
   - Prokom Software S.A.'s abbreviated unconsolidated financial statement including: balance sheet, statement of operations, statement of changes in shareholders' equity and cash flow statement,

   prepared in line with the Council of Ministers Decree of 16 October 2001 (Official Journal no. 139 item 1568).

   This report was prepared in compliance with the presently binding accounting rules including: the rule of assets and liabilities valuation, the net financial result measurement (determined on the balance sheet date) and all obligatory rules of consolidation. Provision related adjustments were also implied, including provision for the deferred corporation income tax and the provision for asset revaluation.

   Rules adopted in preparation of the abbreviated consolidated report remained the same as the rules described in the semi-annual report of Prokom Software S.A. Capital Group for the year 2001 published on the 30th October 2001, whereas rules adopted in preparation of the abbreviated unconsolidated Prokom Software S.A.'s financial statement were described in the Prokom Software S.A.'s annual report for the year 2000 published on the 27th April 2001.
2. In this report for the 4th quarter 2001 comparative data for the 4th quarter 2000 is not included because the consolidated report for the 4th quarter 2000 was not prepared.
3. Prokom Software S.A. is the largest polish computer systems integrator. As the Dominant Company it plays the key part in Prokom Software S.A. Capital Group as it co-ordinates and organizes cooperation of group companies. Prokom Internet S.A. manages internet companies, whose assets have been consolidated into separate Group.
4. In the 4th quarter 2001 the following changes in the structure of the Capital Group occured:
   - Prokom Internet S.A. sold 227.657 shares in Wirtualna Polska S.A. Now Prokom Software S.A. indirectly owns 20.5% of Wirtualna Polska S.A.'s shares and votes at the GSM.
   - Prokom Internet S.A. bought shares representing 51.0% of the share capital and votes at the GSM of www.praca.com Sp. z o.o. (which owns 49.99% of the total number of shares and votes at the GSM of Telepraca S.A.). Prokom Software S.A. indirectly owns 48.5% of www.praca.com Sp. z o.o.'s share capital and votes at the GSM.

The consolidated financial statement for the 4th quarter 2001 includes the following subsidiaries and associates:

Prokom Software S.A., Koma S.A., Combidata Poland Sp. z o.o., Optix Sp. z o.o., ZETO Sp. z o.o., Prokom Internet S.A., The Polished Group S.A., Edison S.A., Internet Wizards Sp. z o.o., Safe Computing Sp. z o.o., Stopklatka Sp. z o.o., Wirtualna Polska S.A., Ad-net S.A., Ce-market.com S.A., Postdata S.A., www.praca.com Sp. z o.o.

The following companies have not been included in this consolidated financial statement: Prokom B2B S.A., Multitrade S.A., Koma Nord Sp. z o.o., Incenti S.A., Telepraca S.A., Sklep Wirtualnej Polski S.A. The management boards of Wirtualna Polska S.A. has decided to begin the search for the investor for Sklep Wirtualnej Polski S.A. and, after the consultation with its auditors, decided not to prepare their consolidated statements for the year 2001.

Company	Total assets ['000 PLN]	Share in total assets of Dominant Company	Revenues and financial incomes ['000 PLN]	Share of revenues and financial incomes in analogous takings of Dominant Company
Incenti S.A.	48,917	4.31%	3,454	0.37%
Koma Nord Sp. z o.o.	3,430	0.30%	13,947	1.49%
Telepraca S.A.	926	0.08%	46	0.00%
Prokom B2B S.A.	78	0,01%	34	0.00%
Multitrade S.A.	65	0.01%	3	0.00%

This table proves that the above-presented values have not exceeded 10% of comparable economical values of the Dominant Company. The sum of total assets of companies not included in this consolidated financial statement has just 3.4% share in the sum of total assets of all companies constituting Prokom Software SA Capital Group. The sum of revenues and financial incomes of companies excluded from this consolidated financial statement equals to 1.3% of the sum of revenues and financial incomes of all companies from Prokom's Capital Group.

All companies listed in the table have been excluded from this consolidated financial statement because of insignificant values presented in their financial statements for the 4th quarter 20001 compared to similar values presented in Dominant Company's financial statement. This exclusion has been made based on chapter 56 item 2 paragraph 2 of Accounting Act dated 29 September 1994.

Financial statements for the year 2001 of companies excluded from this consolidated financial statement were published in Prokom Software SA Capital Group Semi-Annual Report SA-PS 2001 which was presented to the public on the 30th October 2001.

5. Data presented in this abbreviated consolidated financial statement of Prokom Software SA Capital Group for the 4th quarter 2001 differ form data presented in the Prokom Software S.A.'s abbreviated unconsolidated financial statements for the 4th quarter 2001 because of implementation of the binding principles of consolidation.
6. Euro conversion

   To convert financial results from Polish zloty (PLN) into euro the following average exchange rates published by the National Bank of Poland were used:

   - balance sheet data used the rate as on the balance sheet day = 3,5219,
   - profit and loss account data, for the period from January to December 2001, have been restated at the rate of EUR = 3,6509 PLN (average of NBP rates applicable on the last day of each month between January and December 2001),
   - profit and loss account data, for the period from October to December 2001, have been restated at the rate of EUR = 3,6170 PLN (average of NBP rates applicable on the last day of each month between October and December 2001).

II. Reserves and assets' book value restatements

The Capital Group

Reserves

A. In the 4th quarter of 2001 the Capital Group formed the following reserves ('000 PLN):

– for costs for which no invoices were received	293
– for doubtful accounts	3,036
– for holiday accrual	1,673
– for the forecasted decrease of profitability of contracts	4,300
– for the forecasted costs of warranty repairs	1,500
– for loss of inventories value	551
– for interest to be paid in 2002	510
– income tax	36

B. In the 4th quarter 2001 the Capital Group dissolved the following reserves ('000 PLN):

– for doubtful accounts	309
– for costs for which no invoices were received	1,307
– income tax	23
– budget liabilities	3,850

C. In the 4th quarter 2001 the Capital Group utilized the following reserves ('000 PLN):

– for doubtful accounts	59

Assets' book value restatements

In the 4th quarter 2001 the book value of the assets was restated for the total amount of PLN (+) 79,230 thousands.

Prokom Software S.A.

Reserves

A. In the 4th quarter of 2001 Prokom Software S.A. formed the following reserves ('000 PLN):

– for costs for which no invoices were received	293
– for doubtful accounts	2,278
– for holiday accrual	1,386
– for the forecasted decrease of profitability of contracts	4,300
– for the forecasted costs of warranty repairs	1,500
– for loss of inventories value	526
– for interest to be paid in 2002	510

B. In the 4th quarter 2001 Prokom Software S.A. dissolved the following reserves ('000 PLN):

– for doubtful accounts	44
– for costs for which no invoices were received	1,307

Assets' book value restatements

In the 4th quarter 2001 the book value of the assets was restated for the total amount of PLN (+) 55,982 thousands. The level of this restatements was mainly affected by the sale of Softbank S.A.'s shares which book value was previously restated down.

III. Significant events for the Capital Group in the 4th quarter of 2001.

Operating activities

In the 4th quarter of 2001 Prokom Software S.A. signed the following contracts and agreements:

- an agreement with Postdata S.A. for performance of IT services connected with supply and installation of wide area network infrastructure for PPUP Poczta Polska S.A. The total net value of this contract amounts to PLN 70 mln. The contract is to be completed within 12 months. *(communiqué of Prokom Software S.A. - RB/53/2001 of the 04 October 2001)*
- an agreement with ZUS for rendering of administration and exploitation of KSI ZUS. The total net value of this contract amounts to PLN 125.7 mln. The contract is to be completed within 12 months. *(communiqué of Prokom Software S.A. - RB/54/2001 of the 18 October 2001)*

Significant events from subsidiaries and associates in the 4th quarter 2001:

- Koma S.A. – concluded a long-term IT Services agreement with Netia S.A., won a tender for the delivery of hardware for PPUP Poczta Polska S.A., concluded an agreement with SCALA for united marketing of their software products, implemented a human resources system in MicroTronic Sp. z o.o., finished integration of SAP system in ZE Tarnów, delivered server computers to Polcard, won a tender for the delivery of server computers for Polish Radio S.A.;
- Optix Polska Sp. z o.o. – concluded agreements for the delivery of hardware and software for: TP S.A., Wirtualna Polska S.A., Softbank S.A., TUiR Warta S.A., Hewlett-Packard Polska Sp. z o.o., Matic Sp. z o.o., Avon Cosmentics Polska Sp. z o.o., Janson Mac Kenzie, PTK Centertel Sp. z o.o. In October 2001 signed a Software Support Agreement with FileNet Company Ltd.;
- Postdata S.A. – signed an agreement with PPUP Poczta Polska S.A. for performance of IT services connected with supply and installation of wide area network infrastructure;
- Combidata Poland Sp. z o.o. – its branches in Warszawa and Katowice were acknowledged a Microsoft Certified Center and Microsoft Certified Educational Center certificates, Combidata Poland Sp. z o.o. created its own e-learning LMS system and qualified for the "distant working" project financed by PFRON - Polish Fund for the Rehabilitation of Disabled Persons;
- Safe Computing Sp. z o.o. – signed an agreement with PKO BP – Internet Bank in Bydgoszcz;
- www.praca.com Sp. z o.o. – signed an agreement with Nordea Bank Polska S.A. for the delivery and implementation of human resources software "e-qualifications", enriched its portal site www.pracaonline.pl with the functionality of The Polished Group S.A.'s software for managing the recruitment process;
- The Polished Group S.A. – finished development of "Argus" – internet-based work time registration software, signed an agreement for rendering advisory services to Reuters Polska Sp. z o.o.;
- Edison S.A. – started EDI Web Access – a service enabling small and medium size companies to implement low-cost EDI (electronic document interchange) solutions, begun installation of EDI for Geant Polska, continued negotiations with Jeronimo Martins and GlaxoSmithKline;
- Wirtualna Polska S.A. – new investor TP Internet Sp. z o.o. invested PLN 72 mln in Wirtualna Polska S.A. and gained it an access to financial and technological resources of TP S.A.'s Capital Group's, which, in the opinion of the Management Board of WP S.A., will result in originating of the polish internet market leader company, Wirtualna Polska S.A. continued the process of employment and costs restructurisation;
- Internet Wizards Sp. z o.o. – realizing Prokom's synergy strategy Internet Wizards Sp. z o.o. begun a closer cooperation with Stopklatka Sp. z o.o. as well as begun the process of costs reduction;

- Stopklatka Sp. z o.o. – took over some of Internet Wizard's tasks (accounting, administration, management, internet servers), begun setting up film shows in Szczecin.

Financial activities

- On the 7th of November 2001 Prokom Software SA concluded an agreement with Powszechny Bank Kredytowy S.A. in Warsaw for granting of a credit facility for paying back a part of the credit granted Prokom Software S.A. on the 27th of September 2000 for purchase of 1,603,000 shares of Softbank S.A. The total value of the agreement amounts to equivalent in PLN of EURO 23,0 mln, that is PLN 84,5 mln. The pay back of the loan will occur no later than on the 9th of October 2003. The outstanding amount of the refinanced credit was paid back by the Company from its own founds on 9th October 2001.

  (communiqué of Prokom Software S.A. - RB/57/2001 of the 08 November 2001)

- On the 7th of December 2001 Prokom Software S.A. issued convertible bonds of value of PLN 200 mln.

  The basic conditions of the issue are as follow:

– Nominal value of a bond:	PLN 10,000,
– Issue price of a bond:	PLN 10,000,
– Coupon:	9% p.a.,
– Interest period:	6 months,
– Redemption day:	7th of December 2004,
– Redemption price:	nominal value + 8% premium,
– Early redemption price:	nominal value + 12% premium,
– Conversion price:	PLN 149.25,
– Bonds Conversion Declaration submission dates:	
– First date:	14th of December 2001,
– Successive dates:	6 months after the Allotment Day but not later than 45 days before the Redemption Day.

  Apart from possibility of conversion there are no other non-monetary benefits in favour of Bondsholder. The ratio of the maximal value of the bonds to the Company Equity as of 30th of September 2001 amounts to 38.82%. This is Prokom Software S.A.'s the first bonds issue ever.

  In case of conversion of all issued bonds, number of votes from the new shares would amount to a maximum of 1,340,000 votes on the General Shareholder Meeting, and the total number of votes at the General Shareholder Meeting would amount to 15,543,664 votes.

  (communiqué of Prokom Software S.A. - RB/60/2001 of the 07 December 2001)

- On the 20th of December 2001 Prokom Software S.A. concluded an agreement with Powszechny Bank Kredytowy S.A. in Warsaw on sales of 1,500,000 shares of Softbank S.A., constituting 8.62% of share capital and votes on the General Shareholders Meeting of Softbank S.A. Under the terms of the agreement on the 20th of December 2001 Prokom sold shares for an average price of PLN 23.10 per share and obliged to buy the shares back on the 27th of December 2001 for an average price of PLN 23.60 per share. After these transactions Prokom Software S.A. owns 1,603,000 shares of Softbank S.A., constituting 9.21% of share capital and votes on the General Shareholders' Meeting of Softbank S.A.

  (communiques of Prokom Software S.A. - RB/63/2001 of the 21 December 2001 and RB/64/2001 of the 28 December 2001)

Investing activities

- In November 2001 Prokom Internet S.A., at the price of PLN 1,950,000, acquired shares constituting 51.0% of the share capital and votes on the General Shareholders' Meeting of www.praca.com Sp. z o.o. This company is an entity operating in the personal advice and employment agency sector, owns an internet vortal domained www.pracaonline.pl and besides, more over, has legal right to 49,99% of the share capital and the maximum amount of votes at the Shareholders' Meeting of Telepraca S.A. headquartered in Stróże. The investment has been paid for with the Company's own resources and will be a long term capital investment.
(communiqué of Prokom Software S.A. - RB/58/2001 of the 23 November 2001)

- In December 2001 Prokom Internet S.A. sold 227,657 shares of Wirtualna Polska S.A. to TP Internet Sp. z o.o. As a result of the sale Prokom Internet S.A. presently owns 964,343 shares of Wirtualna Polska S.A. constituting altogether 21.57% of the share capital which entitles to exercise altogether 21.57% of shares and votes at the General Shareholders' Meeting of Wirtualna Polska S.A.
(communiqué of Prokom Software S.A. - RB/62/2001 of the 12 December 2001)

IV. Significant events influencing financial results

After 4 quarters of 2001 revenues of the Capital Group from sale of products, goods and materials amounted to PLN 1,034.5 mln, operating profit was PLN 126.0 mln, profit before income taxes equaled to PLN 91.3 mln and net profit was equal to PLN 35.8 mln.

The main factors influencing profit before income tax were:

- loss on sale of shares as well as the necessity to reassess the value of shares owned – mainly Softbank and Sterprojekt,
- sale of shares of Wirtualna Polska S.A.,
- inclusion of Postdata S.A. company into consolidation,
- costs of interest charges on liabilities,
- losses of internet companies.

Revenues

In the structure of revenues after four quarters of 2001 sale of products and services represented 52.9% of total revenues. The remaining 47.1% of revenues were generated by sale of goods and materials. The majority of revenues (80.8%) was generated by the Dominant Company.

Costs

After four quarters of 2001 costs of manufacturing of products and services sold equaled to PLN 308.8 mln, which means selling margin of 43.6%. Costs of goods and materials sold amounted to PLN 400.6 mln – selling margin was 17.8%. Selling costs added up to PLN 44.3 mln while general and administrative costs summed to 135.5 PLN.

V. Significant events after 31 December 2001 that might influence future financial results

In the 1st quarter 2002 Prokom Software S.A. concluded agreements under which, for the total amount of PLN 135.0 mln purchased shares of PUP Spin Sp. z o.o. headquartered in Katowice entitling to 49.6% of the share capital and votes at the General Shareholders' Meeting as well as an option to subscribe 4

new shares which is to be executed not later than 19 November 2002. The purchased shares together with 4 shares subscribed in the execution of the option shall jointly entitle Prokom Software S.A. to 51.1% of the share capital and votes at the GSM. All the shares purchased by Prokom Software S.A. have been paid for with the Company's own resources, arisen from the convertible bonds issue and will be a long term investment of the Company. The investment shall extend the portfolio of the Capital Group of Prokom Software S.A. especially in the Telco segment of the IT market. Spin is a long time supplier of billing systems and services for the telecommunication market. Spin has also high competence and experience in development and implementation of complex systems for managing healthcare institutions.

(communiqué of Prokom Software S.A. - RB/1/2001 of the 09 January 2001)

VI. The valuation of the possibility of fulfillment of previously published financial results forecasts

The Management Board of Prokom Software S.A. did not present any forecasts of Prokom Software S.A.'s or its Capital Group's financial results to the public.

VII. Changes in the shareholders' structure of Prokom Software SA

Shareholders who held directly or indirectly at least 5% of the total number of votes at the General Shareholders' Meeting of the Dominant Company:

On the day of rendering this report to the public

Shareholder	Number of shares	% in share capital	Number of votes at GSM	% of votes at GSM
Prokom Investments S.A.	3,535,096	26.26%	3,830,776	26.97%
Ryszard Krauze**)	1,828,682	13.58%	2,013,482	14.18%
Bank of New York*)	1,559,682	11.59%	1,559,682	10.98%
CU OFE BPH CU WBK***)	593.547	4.41%	593.547	4.18%

*) The GDR 's depository

**) Mr. Ryszard Krauze owns 96.03% of the share capital and votes at the General Shareholders' Meeting of Prokom Investments S.A. which results in direct and indirect share of 38.8% in Prokom Software S.A.'s share capital and 40.1% of votes at the General Shareholders' Meeting.

***) Posesses 2,981 bonds convertible to 198,387 shares. In case of conversion of all issued bonds Commercial Union Powszechne Towarzystwo Emerytalne BPH CU WBK would possess 791,934 shares of Prokom Software S.A. which would constitute 5.35% of the share capital and would entitle to execute 791,934 votes ant the Company's General Shareholder's Meeting (being 5.09% of the total number of votes).

On the day of rendering SA-QS 3/2001 report to the public, i.e. 14 November 2001

Shareholder	Number of shares	% in share capital	Number of votes at GSM	% of votes at GSM
Prokom Investments S.A.	3,535,096	26.26%	3,830,776	26.97%
Ryszard Krauze**)	1,828,682	13.58%	2,013,482	14.18%
Bank of New York*)	1,930,897	14.34%	1,930,897	13.59%

*) The GDR 's depository

**) Mr. Ryszard Krauze owns 95.82% of the share capital and votes at the General Shareholders' Meeting of Prokom Investments S.A. which results in direct and indirect share of 38.6% in Prokom Software S.A.'s share capital and 39.9% of votes at the General Shareholders' Meeting.

- Bank of New York, in the result of selling shares, decreased its engagement in Prokom Software S.A. and is the proprietor of 1.559.682 shares of Prokom Software S.A., which constitutes 11.59% of the share capital and entitles to execute of 10.98% votes at the General Shareholders' Meeting.
- the Company received from Commercial Union Powszechne Towarzystwo Emerytalne BPH CU WBK information that it is the proprietor of 593,547 shares of Prokom Software S.A. as well as 2,961 convertible bonds of A series. In case of conversion of all issued bonds it would possess 791,934 shares of Prokom Software S.A. which would constitute 5.35% of the share capital and would entitle to execute

791,934 votes at the Company's General Shareholder's Meeting (being 5.09% of the total number of votes).

Besides described above, the Dominant Company has no knowledge of any other changes in the structure of the company's ownership.

VIII. Changes in the ownership of Company's shares or rights to the shares by the members of the Supervisory Board and the Management Board.

	01-03-2002		Increase / decrease		14-11-2001	
	Number of shares	Number of options	Number of shares	Number of options	Number of shares	Number of options
The Management Board	2,050,323	-	-	-	2,050,323	-
The Supervisory Board	-	-	-	-	-	-

IX. Informations about about legal suits or administrative proceedings pending against Prokom Software S.A. or its subsidiaries regarding their liabilities or receivings.

In the 4th quarter 2001 there were no pending legal suits or administrative proceedings against Prokom Software S.A. or its subsidiaries regarding their liabilities or receivings of combined value exceeding in total 10% of Prokom Software S.A.'s shareholders' equity.

X. Informations about uncommon transactions between group companies of value exceeding EUR 500,000.

All intercompany transactions between group companies were ordinary transactions concluded on usual market conditions and were a result of regular operating activity of Prokom Software S.A. and its subsidiaries.

XI. Guarantees granted.

The combined value of guarantees granted by Prokom Software S.A. or its subsidiaries to a single entity or its subsidiary did not exceed 10% of Prokom Software S.A.'s shareholders' equity.

XII. Other significant informations.

None.

Signature of the officer representing the company

1 March 2001	**Bogdan Bartkowski**	**Member of the Board**	....
date	full name	function	signature

Comments to the consolidated financial statement of Prokom Software S.A. Capital Group for the 4th Quarter 2001 (SA-QSr 4/2001)

I. Rules adopted in preparation of this report

1. This consolidated quarterly report of Prokom Software S.A. Capital Group (Report) presents data for the 4th quarter 2001 and for four quarters of 2001 cumulative, in a form of:
   - abbreviated consolidated financial statement including: consolidated balance sheet, consolidated statement of operations, statement of changes in consolidated shareholders' equity and consolidated cash flow statement, and
   - Prokom Software S.A.'s abbreviated unconsolidated financial statement including: balance sheet, statement of operations, statement of changes in shareholders' equity and cash flow statement,

   prepared in line with the Council of Ministers Decree of 16 October 2001 (Official Journal no. 139 item 1568).

   This report was prepared in compliance with the presently binding accounting rules including: the rule of assets and liabilities valuation, the net financial result measurement (determined on the balance sheet date) and all obligatory rules of consolidation. Provision related adjustments were also implied, including provision for the deferred corporation income tax and the provision for asset revaluation.

   Rules adopted in preparation of the abbreviated consolidated report remained the same as the rules described in the semi-annual report of Prokom Software S.A. Capital Group for the year 2001 published on the 30th October 2001, whereas rules adopted in preparation of the abbreviated unconsolidated Prokom Software S.A.'s financial statement were described in the Prokom Software S.A.'s annual report for the year 2000 published on the 27th April 2001.
2. In this report for the 4th quarter 2001 comparative data for the 4th quarter 2000 is not included because the consolidated report for the 4th quarter 2000 was not prepared.
3. Prokom Software S.A. is the largest polish computer systems integrator. As the Dominant Company it plays the key part in Prokom Software S.A. Capital Group as it co-ordinates and organizes cooperation of group companies. Prokom Internet S.A. manages internet companies, whose assets have been consolidated into separate Group.
4. In the 4th quarter 2001 the following changes in the structure of the Capital Group occured:
   - Prokom Internet S.A. sold 227.657 shares in Wirtualna Polska S.A. Now Prokom Software S.A. indirectly owns 20.5% of Wirtualna Polska S.A.'s shares and votes at the GSM.
   - Prokom Internet S.A. bought shares representing 51.0% of the share capital and votes at the GSM of www.praca.com Sp. z o.o. (which owns 49.99% of the total number of shares and votes at the GSM of Telepraca S.A.). Prokom Software S.A. indirectly owns 48.5% of www.praca.com Sp. z o.o.'s share capital and votes at the GSM.

   The consolidated financial statement for the 4th quarter 2001 includes the following subsidiaries and associates:

   Prokom Software S.A., Koma S.A., Combidata Poland Sp. z o.o., Optix Sp. z o.o., ZETO Sp. z o.o., Prokom Internet S.A., The Polished Group S.A., Edison S.A., Internet Wizards Sp. z o.o., Safe Computing Sp. z o.o., Stopklatka Sp. z o.o., Wirtualna Polska S.A., Ad-net S.A., Ce-market.com S.A., Postdata S.A., www.praca.com Sp. z o.o.

Form SA-QSr 4 / 2001

Pursuant to section 1.2, section 57.2 and section 58.1 of the Decree of the Council of Ministers of October 16, 2001

Management Board of Prokom Software S.A.

informs about the quarterly consolidated financial report for the 4th quarter 2001

March 1, 2002
(date of report)

SELECTED CONSOLIDATED FINANCIAL DATA (current period)	in thousands PLN		in thousands EUR	
	4th quarter 2001 (current year) from 01.10.2001 to 31.12.2001	4 quarters 2001 (current year) cumulative from 01.01.2001 to 31.12.2001	4th quarter 2001 (current year) from 01.10.2001 to 31.12.2001	4 quarters 2001 (current year) cumulative from 01.01.2001 to 31.12.2001
I. Revenues	380 514	1 034 545	105 202	283 367
II. Operating profit	46 053	125 981	12 732	34 507
III. Profit before income tax	90 240	91 313	24 949	25 011
IV. Net profit	82 503	35 811	22 810	9 809
V. Total assets (as at 31.12.2001)	1 147 771		325 895	
VI. Total liabilities (as at 31.12.2001)	620 134		176 079	
VII. Long term liabilities (as at 31.12.2001)	240 624		68 322	
VIII. Short term liabilities (as at 31.12.2001)	379 510		107 757	
IX. Shareholders' equity (as at 31.12.2001)	488 890		138 814	
X. Share capital (as at 31.12.2001)	13 462		3 822	
XI. Number of shares (as at 31.12.2001)	13 462 000		13 462 000	
XII. Basic earnings per ordinary share (in PLN / EUR)	2,68		0,74	
XIII. Diluted earnings per ordinary share (in PLN / EUR)	2,64		0,72	
XIV. Book value per share (in PLN / EUR) (as at 31.12.2001)	36,32		10,31	
XV. Diluted book value per share (in PLN / EUR) (as at 31.12.2001)	33,12		9,40	
XVI. Dividend (either paid or declared) per share (in PLN / EUR)	-		-	

CONSOLIDATED BALANCE SHEET (in thousands PLN)	as at 31.12.2001 end of current quarter (current year)	as at 30.09.2001 end of previous quarter (current year)	as at 31.12.2000 end of current quarter (previous year)	as at 30.09.2000 end of previous quarter (previous year)
Assets				
I. Fixed assets	**187 391**	**160 956**	**141 880**	-
1. Intangible fixed assets	24 415	17 967	25 181	-
2. Goodwill on consolidation	9 335	16 333	19 768	-
3. Tangible fixed assets	52 669	53 445	58 395	-
4. Securities	94 311	67 955	35 012	-
- interest in associated undertakings	17 992	(2 482)	19 452	-
5. Long term receivables	6 661	5 256	3 524	-
II. Current assets	**948 236**	**681 894**	**813 835**	-
1. Inventories	55 577	55 137	65 470	-
2. Receivables	432 602	249 122	448 327	-
3. Own shares	-	-	-	-
4. Trade securities	386 887	356 921	262 497	-
5. Cash	73 170	20 714	37 541	-
III. Prepayments	**12 144**	**8 373**	**13 497**	-
1. Deferred tax	956	82	103	-
2. Other	11 188	8 291	13 394	-
Total assets	**1 147 771**	**851 223**	**969 212**	-

Shareholders' equity and liabilities				
I. Shareholders' equity	**488 890**	405 966	**448 815**	-
1. Share capital	13 462	13 462	12 700	-
2. Unpaid capital	-	-	-	-
3. Spare capital	499 748	499 747	382 637	-
4. Revaluation reserve	-	-	-	-
5. Other spare capital	-	-	-	-
6. Exchange rate differences on foreign divisions	-	-	-	-

7. Exchange rate differences on consolidation	-	-	-	-
8. Undistributed profit (not covered loss) from previous years	(60 131)	(60 551)	(3 917)	-
9. Net profit (loss) for the period	35 811	(46 692)	57 395	-
II. Capital reserve on consolidation	39	57	113	-
III. Minority interest	11 821	7 426	10 572	-
IV. Provisions	-	**3 850**	-	-
1. Deferred tax	-	-	-	-
2. Other provisions	-	3 850	-	-
V. Liabilities	**620 134**	**408 362**	**482 752**	-
1. Long term liabilities	240 624	122	122	-
2. Short term liabilities	379 510	408 240	482 630	-
VI. Deferred income and accruals	**26 887**	**25 562**	**26 960**	-
Total liabilities and shareholders' equity	**1 147 771**	**851 223**	**969 212**	-

Book value	488 890		448 815	
Number of shares	13 462 000		12 700 000	
Book value per share (in PLN)	36,32		35,34	
Anticipated number of shares	14 802 000		13 462 000	
Diluted book value per share (in PLN)	33,12		33,40	

OFF-BALANCE SHEET LIABILITIES	as at 31.12.2001 end of current quarter (current year)	as at 30.09.2001 end of previous quarter (current year)	as at 31.12.2000 end of current quarter (previous year)	as at 30.09.2000 end of previous quarter (previous year)
Off-balance sheet liabilities				
a) total value of guarantees and warranties granted:	15 912	23 048	13 673	-
- to subsidiary companies	11 447	9 915	13 673	-
- to associated companies	4 465	13 133	-	-
- to dominant company	-	-	-	-
- to other companies	-	-	-	-
b) other off the balance sheet liabilities:	1 098	1 205	105 397	-
- mortgage	1 098	1 205	983	-
- issue of bill of exchange	-		104 414	
Total off-balance sheet liabilities	**17 010**	**24 253**	**119 070**	-

CONSOLIDATED STATEMENT OF OPERATIONS (in thousands PLN)	4th quarter 2001 (current year) from 01.10.2001 to 31.12.2001	4 quarters 2001 (current year) cumulative from 01.01.2001 to 31.12.2001	4th quarter 2000 (previous year) from 01.10.2000 to 31.12.2000	4 quarters 2000 (previous year) cumulative from 01.01.2000 to 31.12.2000
I. Revenues	**380 514**	**1 034 545**	-	**916 111**
1. Sales of finished products and services	184 851	547 087	-	331 642
2. Sales of goods for resale and materials	195 663	487 458	-	584 469
II. Cost of sales	**273 652**	**709 402**	-	**668 814**
1. Costs of finished products and services	107 443	308 761	-	258 789
2. Costs of goods and materials sold	166 209	400 641	-	410 025
III. Gross margin (I-II)	**106 862**	**325 143**	-	**247 297**
IV. Selling costs	9 243	44 314	-	31 829
V. General and administrative costs	38 950	135 466	-	110 712
VI. Net profit from sale (III-IV-V)	**58 669**	**145 363**	-	**104 756**
VII. Other operating income	1 047	3 194	-	33 105
VIII. Other operating expenses	13 663	22 576	-	45 257
IX. Operating profit (VI+VII-VIII)	**46 053**	**125 981**	-	**92 604**
X. Income received from equity investments	55	957	-	136
XI. Income from other securities	505	1 663	-	1 451
XII. Financial income	28 802	74 650	-	40 941
XIII. Financial expense	10 509	132 801	-	*56 622*
XIV. Profit on ordinary activities before taxes (IX+X+XI+XII-XIII)	**64 906**	**70 450**	-	**78 510**
XV. Extraordinary items (XV.1. - XV.2.)	**27 009**	**27 109**	-	**53 488**
1. Extraordinary profit	27 103	27 717	-	53 685
2. Extraordinary loss	94	608	-	197
XVI. Goodwill on consolidation amortisation	1 693	6 320	-	*5 048*
XVII. Capital reserve on consolidation amortisation	18	74	-	74
XVIII. Profit before income tax	**90 240**	**91 313**	-	**127 024**
XIX. Income tax	2 648	34 103	-	53 378
XX. Other obligatory charges	-	-	-	-

XXI. Share of result of associates	(2 313)	(24 248)	-	(17 084)
XXII. Minority interest	(2 776)	2 849	-	833
XXIII. Net profit (loss)	**82 503**	**35 811**	-	**57 395**

Net profit (for 12 months)	35 811		57 395	
Weighted average number of ordinary shares	13 340 915		12 700 000	
Basic earnings per ordinary share (in PLN)	2,68		4,52	
Weighted average anticipated number of ordinary shares	13 557 562		13 462 000	
Diluted earnings per ordinary share (in PLN)	2,64		4,26	

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY (in thousands PLN)	**4th quarter 2001** (current year) from 01.10.2001 to 31.12.2001	**4 quarters 2001** (current year) cumulative from 01.01.2001 to 31.12.2001	**4th quarter 2000** (previous year) from 01.10.2000 to 31.12.2000	**4 quarters 2000** (previous year) cumulative from 01.01.2000 to 31.12.2000
I. Opening balance of shareholders' equity	**405 966**	**448 815**	-	**410 469**
a) changes in accounting policy	(2 224)	(2 224)		-
b) corrections of fundamental errors	-	-		-
c) changes in the shareholders' equity of subsidiaries and associates from the date of acquiring these companies to the date they were firstly included in Prokom Software S.A. Capital Group's consolidated financial statements corrected by goodwill or badwill amortisation	2 644	5 923		-
I.a. Opening balance of shareholders' equity after reconciliation to comparable data	**406 386**	**452 514**		**410 469**
1. Opening balance of share capital	13 462	12 700	-	12 700
1.1. Changes in share capital	-	762		-
a) increase	-	762		-
- share issue	-	762		-
b) decrease	-	-	-	-
- redemption of own shares	-	-		-
1.2. Closing balance of share capital	**13 462**	**13 462**	-	**12 700**
2. Opening balance of unpaid capital	-	-		-
2.1. Changes in unpaid capital	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
2.2. Closing balance of unpaid capital	-	-	-	-
3. Opening balance of spare capital	499 747	382 637	-	310 796
3.1. Changes in spare capital	1	117 111	-	71 841
a) increase	1	117 111	-	71 841
- share premium	-	-		-
- net profit distribution (statutory)	-	-		-
- net profit distribution (over statutory-required minimum value)	-	117 110	-	71 841
- round offs	1	1		-
b) decrease	-	-	-	-
- loss cover	-	-	-	-
3.2. Closing balance of spare capital	**499 748**	**499 748**	-	**382 637**
4. Opening balance of revaluation reserve	-	-		-
4.1. Changes in revaluation reserve	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
- disposal and sale of fixed assets	-	-	-	-
4.2. Closing balance of revaluation reserve	-	-	-	-
5. Opening balance of other spare capital	-	-	-	-
5.1. Changes in other spare capital	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
5.2. Closing balance of other spare capital	-	-		-
6. Exchange rate differences on foreign divisions	-	-	-	-
7. Exchange rate differences on consolidation	-	-	-	-
8. Opening balance of undistributed profit (not covered loss) from prevoius years	(60 551)	53 478		86 973
8.1. Opening balance of undistributed profit from prevoius years	-	57 395	-	90 187
a) changes in accounting policy	-	-	-	-
b) corrections of fundamental errors	-	-	-	-

c) changes in the shareholders' equity of subsidiaries and associates from the date of acquiring these companies to the date they were firstly included in Prokom Software S.A. Capital Group's consolidated financial statements corrected by goodwill or badwill amortisation	-	5 923	-	-
8.2. Opening balance of undistributed profit from previous years after reconciliation to comparable data	-	63 318	-	90 187
a) increase		-	-	704
- profit distribution		-	-	-
- consolidation corrections	-	-	-	704
b) decrease	-	117 308		
- distributed to the spare capital of the Dominant Company	-	117 110	-	71 841
- dividend paid by the Dominant Company	-	-	-	19 050
- dividend paid to the minority shareholders by a subsidiary company	-	198	-	-
8.3. Closing balance of undistributed profit from previous years	-	-	-	-
8.4. Opening balance of not covered loss from previous years	(60 551)	(3 917)	-	(3 214)
a) changes in accounting policy	(2 224)	(2 224)	-	-
b) corrections of fundamental errors	-		-	-
c) changes in the shareholder's equity of subsidiaries and associates from the date of acquiring these companies to the date they were firstly included in Prokom Software S.A. Capital Group's consolidated financial statements corrected by goodwill or badwill amortisation	2 644	-	-	-
8.5. Opening balance of not covered loss from previous years after reconciliation to comparable data	(60 131)	(6 141)	-	(3 214)
a) increase	-	(53 990)	-	(1 305)
- transfer of loss to be covered	-	-	-	-
- distibution to not covered loss from previous years of the difference between the Dominant Company's profit distributed to the spare capital and lower consolidated profit	-	(53 990)		-
- undistributed consolidated loss in associated companies				(1 305)
b) decrease	-	-	-	602
- undistributed consolidated proft in associated companies	-	-	-	602
8.6. Closing balance of not covered loss from previous years	(60 131)	(60 131)	-	(3 917)
8.7. Closing balance of undistributed profit (not covered loss) from prevoius years	(60 131)	(60 131)	-	(3 917)
9. Net profit (loss) for the period	82 503	35 811	-	57 395
a) net profit	82 503	35 811	-	57 395
b) net loss	-	-	-	-
II. Closing balance of shareholders' equity	**488 890**	**488 890**	-	**448 815**

CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands PLN)	**4th quarter 2001 (current year) from 01.10.2001 to 31.12.2001**	**4 quarters 2001 (current year) cumulative from 01.01.2001 to 31.12.2001**	**4th quarter 2000 (previous year) from 01.10.2000 to 31.12.2000**	**4 quarters 2000 (previous year) cumulative from 01.01.2000 to 31.12.2000**
A. Cash flow from operating activities (1+/-II)	**66 168**	**134 354**	-	**38 996**
I. Net profit (loss)	82 503	35 811	-	57 395
II. Total adjustments:	(16 335)	98 543	-	(18 399)
1. Minority interest	2 776	(2 849)	-	(833)
2. Share of result of associates	2 313	24 248	-	17 084
3. Depreciation (including goodwill and capital reserve on consolidation amortisation)	8 994	42 172	-	41 665
4. Foreign exchange gain (loss)	-	-	-	-
5. Interests and dividends received and paid	20 210	40 917	-	8 271
6. (Gain) loss on sale and liquidation of assets	73 535	43 539	-	(48 096)
7. Other provision	(4 646)	123	-	(5)
8. Corporate income tax	2 648	34 103	-	53 378
9. Corporate income tax paid	(16 660)	(41 079)	-	(46 422)
10. Change in inventories	(313)	12 865	-	11 114
11. Change in receivables	(174 790)	(55 157)	-	(156 430)
12. Change in short term liabilities (except for bank and other loans)	156 631	(8 211)	-	93 343
13. Change in accruals and prepayments	(1 010)	4 720	-	(1 970)
14. Change in deferred income	(909)	(2 111)	-	9 098
15. Other changes	(85 114)	5 263	-	1 404
B. Cash flow from investing activities (I-II)	**(84 454)**	**(179 386)**	-	**(310 650)**
I. Cash inflow from investing activities	**360 459**	**706 331**	-	**361 871**
1. Sale of intangible fixed assets	13	13	-	-
2. Sale of tangible fixed assets	384	802	-	1 023
3. Sale of shares in:	14 035	117 626	-	40 538

- subsidiary companies	2 994	2 994	-	-
- associated companies	11 041	11 041	-	40 538
- dominant companies	-	-	-	-
4. Sale of shares and securities	330 197	564 258	-	241 878
5. Repayment of long term loans granted	65	210	-	10 831
6. Dividends received	55	957	-	136
7. Interest received	1 272	2 785	-	12 209
8 . Other	14 438	19 680	-	55 256
II. Cash outflow from investing activities	**(444 913)**	**(885 717)**	-	**(672 521)**
1. Purchase of intangible fixed assets	(8 311)	(9 803)	-	(16 241)
2. Purchase of tangible fixed assets	(4 615)	(19 154)	-	(22 459)
3. Purchase of shares in:	(64 483)	(180 569)	-	(166 590)
- subsidiary companies	-	-	-	(3 500)
- associated companies	(15 866)	(24 718)	-	(40 211)
- dominant companies	-	-	-	-
4. Purchase of own shares	-	-	-	-
5. Purchase of shares and securities	(372 704)	(673 688)	-	(441 533)
6. Long term loans granted	(243)	(1 798)	-	(5 366)
7. Dividends paid	198	(695)	-	-
8. Other	5 245	(10)	-	(20 332)
C. Cash flow from financing activities (I-II)	**70 742**	**80 661**	-	**228 415**
I. Cash inflow from financing activities	**491 958**	**1 315 798**	-	***613 714***
1. Acquisition of long term bank loans	40 502	40 502	-	-
2. Issue of long term bonds and other securities	200 000	200 000	-	-
3. Acquisition of short term bank loans	10 299	10 886	-	172 782
4. Issue of short term bonds and other securities	241 157	1 063 648	-	440 883
5. Issue of own shares	-	762	-	-
6. Increase of share capital	-	-	-	-
7. Other	-	-	-	49
II. Cash outflow from financing activities	**(421 216)**	**(1 235 137)**	-	**(385 299)**
1. Repayment of long term bank loans	-	-	-	-
2. Redemption of bonds and other long term debt securities	-	-	-	-
3. Repayment of short term bank loans	(133 549)	(141 352)	-	-
4. Redemption of bonds and other short term debt securities	(278 035)	(1 054 783)	-	(343 304)
5. Expenses of issuing own shares	-	-	-	-
6. Redemption of own shares	-	-	-	-
7. Payment of dividends and other payments to owners	-	-	-	(19 050)
8. Payment to the supervisory board and board of directors	-	-	-	-
9. Payments related to community service purposes	(1 566)	(6 714)	-	(12 047)
10. Payment of finance lease liabilities	-	-	-	-
11. Interest paid	(8 066)	(32 288)	-	(10 898)
12. Other expenses	-	-	-	-
D. Net cash inflow/outflow (A+/-B+/-C)	**52 456**	**35 629**	-	**(43 239)**
E. Balance sheet change in cash position	**52 456**	**35 629**	-	**(43 239)**
- change in cash position due to foreign exchange differences	14	14	-	(49)
F. Cash at the beginning of the financial year	**20 714**	**37 541**	-	**80 780**
G. Cash at the end of the financial year (F+/- D)	**73 170**	**73 170**	-	**37 541**
- including restricted cash	**633**	**633**	-	**3 073**

BALANCE SHEET (in thousands PLN)	**as at 31.12.2001 end of current quarter (current year)**	**as at 30.09.2001 end of previous quarter (current year)**	**as at 31.12.2000 end of current quarter (previous year)**	**as at 30.09.2000 end of previous quarter (previous year)**
Assets				
I. Fixed assets	**275 252**	**163 321**	**115 857**	195 846
1. Intangible fixed assets	16 046	9 630	15 046	15 711
2. Tangible fixed assets	42 592	42 621	48 609	95 349
3. Securities	210 141	105 814	48 730	81 818
4. Long term receivables	6 473	5 256	3 472	2 968
II. Current assets	**853 058**	**762 245**	**864 713**	**531 824**
1. Inventories	41 757	46 622	59 996	48 323
2. Receivables	362 026	231 017	475 576	268 485
3. Own shares	-	-	-	-
4. Trade securities	396 456	480 115	300 889	202 614
5. Cash	52 819	4 491	28 252	12 402

III. Prepayments	**6 041**	**5 089**	**11 479**	**9 969**
1. Deferred tax	-	-	-	-
2. Other	6 041	5 089	11 479	9 969
Total assets	**1 134 351**	**930 655**	**992 049**	**737 639**

Shareholders' equity and liabilities				
I. Shareholders' equity	**565 003**	**515 180**	**512 447**	**474 497**
1. Share capital	13 462	13 462	12 700	12 700
2. Unpaid capital	-	-	-	-
3. Spare capital	499 748	499 747	382 637	382 637
4. Revaluation reserve	-	-	-	-
5. Other spare capital	-	-	-	-
6. Exchange rate differences on foreign divisions	-	-	-	-
7. Undistributed profit (not covered loss) from previous years	-	-	-	-
8. Net profit (loss) for the period	51 793	1 971	117 110	79 160
II. Provisions	-	-	-	-
1. Deferred tax	-	-	-	-
2. Other provisions	-	-	-	-
III. Liabilities	**546 135**	**391 135**	**453 561**	**243 114**
1. Long term liabilities	240 502	-	-	-
2. Short term liabilities	305 633	391 135	453 561	243 114
IV. Deferred income and accruals	**23 213**	**24 340**	**26 041**	**20 028**
Total liabilities and shareholders' equity	**1 134 351**	**930 655**	**992 049**	**737 639**

Book value	565 003		512 447	
Number of shares	13 462 000		12 700 000	
Book value per share (in PLN)	41,97		40,35	
Anticipated number of shares	14 802 000		13 462 000	
Diluted book value per share (in PLN)	38,26		38,12	

STATEMENT OF OPERATIONS (in thousands PLN)	4th quarter 2001 (current year) from 01.10.2001 to 31.12.2001	4 quarters 2001 (current year) cumulative from 01.01.2001 to 31.12.2001	4th quarter 2000 (previous year) from 01.10.2000 to 31.12.2000	4 quarters 2000 (previous year) cumulative from 01.01.2000 to 31.12.2000
I. Revenues	**298 296**	**841 077**	**229 679**	**827 391**
1. Sales of finished products and services	168 983	511 945	70 504	307 279
2. Sales of goods for resale and materials	129 313	329 132	159 175	520 112
II. Cost of sales	**209 983**	**556 233**	**195 324**	**593 781**
1. Costs of finished products and services	91 218	280 740	68 641	240 879
2. Costs of goods and materials sold	118 765	275 493	126 683	352 902
III. Gross margin (I-II)	**88 313**	**284 844**	**34 355**	**233 610**
IV. Selling costs	5 860	31 926	8 227	26 208
V. General and administrative costs	34 951	112 753	29 903	100 525
VI. Net profit from sale (III-IV-V)	**47 502**	**140 165**	**(3 775)**	**106 877**
VII. Other operating income	808	2 128	31 406	32 639
VIII. Other operating expenses	12 304	20 868	33 733	44 436
IX. Operating profit (VI+VII-VIII)	**36 006**	**121 425**	**(6 102)**	**95 080**
X. Income received from equity investments	55	1 777	-	136
XI. Income from other securities	367	1 827	423	1 671
XII. Financial income	33 322	91 895	105 935	136 830
XIII. Financial expense	19 742	135 720	47 121	64 456
XIV. Profit on ordinary activities before taxes (IX+X+XI+XII-XIII)	**50 008**	**81 204**	**53 135**	**169 261**
XV. Extraordinary items (XV.1. - XV.2.)	77	148	83	133
1. Extraordinary profit	138	621	111	256
2. Extraordinary loss	61	473	28	123
XVI. Profit before income tax	**50 085**	**81 352**	**53 218**	**169 394**
XVII. Income tax	263	29 559	15 268	52 284
XVIII. Other obligatory charges	-	-	-	-
XIX. Net profit (loss)	**49 822**	**51 793**	**37 950**	**117 110**

Net profit (for 12 months)	51 793		117 110	
Weighted average number of ordinary shares	13 340 915		12 700 000	
Basic earnings per ordinary share (in PLN)	3,88		9,22	
Weighted average anticipated number of ordinary shares	13 557 562		13 462 000	
Diluted earnings per ordinary share (in PLN)	3,82		8,70	

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (in thousands PLN)	4th quarter 2001 (current year) from 01.10.2001 to 31.12.2001	4 quarters 2001 (current year) cumulative from 01.01.2001 to 31.12.2001	4th quarter 2000 (previous year) from 01.10.2000 to 31.12.2000	4 quarters 2000 (previous year) cumulative from 01.01.2000 to 31.12.2000
I. Opening balance of shareholders' equity	515 180	512 447	474 497	414 387
a) changes in accounting policy	-	-	-	-
b) corrections of fundamental errors	-	-	-	-
I.a. Opening balance of shareholders' equity after reconciliation to comparable data	515 180	512 447	474 497	414 387
1. Opening balance of share capital	13 462	12 700	12 700	12 700
1.1. Changes in share capital	-	762	-	-
a) increase	-	762	-	-
- share issue	-	762	-	-
b) decrease	-	-	-	-
- redemption of own shares	-	-	-	-
1.2. Closing balance of share capital	13 462	13 462	12 700	12 700
2. Opening balance of unpaid capital	-	-	-	-
2.1. Changes in unpaid capital	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
2.2. Closing balance of unpaid capital	-	-	-	-
3. Opening balance of spare capital	499 747	382 637	382 637	310 796
3.1. Changes in spare capital	1	117 111	-	71 841
a) increase	1	117 111	-	71 841
- share premium	-	-	-	-
- net profit distribution (statutory)	-	-	-	-
- net profit distribution (over statutory-required minimum value)	-	117 110	-	71 841
- round offs	1	1	-	-
b) decrease	-	-	-	-
- loss cover	-	-	-	-
3.2. Closing balance of spare capital	499 748	499 748	382 637	382 637
4. Opening balance of revaluation reserve	-	-	-	-
4.1. Changes in revaluation reserve	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
- disposal and sale of fixed assets	-	-	-	-
4.2. Closing balance of revaluation reserve	-	-	-	-
5. Opening balance of other spare capital	-	-	-	-
5.1. Changes in other spare capital	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
5.2. Closing balance of other spare capital	-	-	-	-
6. Exchange rate differences on foreign divisions	-	-	-	-
7. Opening balance of undistributed profit (not covered loss) from prevoius years	-	117 110	-	90 891
7.1. Opening balance of undistributed profit from prevoius years	-	117 110	-	90 891
a) changes in accounting policy	-	-	-	-
b) corrections of fundamental errors	-	-	-	-
7.2. Opening balance of undistributed profit from previous years after reconciliation to comparable data	-	117 110	-	90 891
a) increase	-	-	-	-
- profit distribution	-	-	-	-
b) decrease	-	117 110	-	90 891
- dividend paid by the Dominant Company	-	-	-	19 050
- distributed to the spare capital of the Dominant Company	-	117 110	-	71 841
7.3. Closing balance of undistributed profit from previous years	-	-	-	-
7.4. Opening balance of not covered loss from previous years	-	-	-	-
a) changes in accounting policy	-	-	-	-
b) corrections of fundamental errors	-	-	-	-
7.5. Opening balance of not covered loss from previous years after reconciliation to comparable data	-	-	-	-
a) increase	-	-	-	-
- transfer of loss to be covered	-	-	-	-
b) decrease	-	-	-	-
7.6. Closing balance of not covered loss from previous years	-	-	-	-

7.7. Closing balance of undistributed profit (not covered loss) from previous years	-	-	-	-
8. Net profit (loss) for the period	**49 822**	**51 793**	**37 950**	**117 110**
a) net profit	49 822	51 793	37 950	117 110
b) net loss	-	-	-	-
II. Closing balance of shareholders' equity	**565 003**	**565 003**	**512 447**	**512 447**

STATEMENT OF CASH FLOWS (in thousands PLN)	**4th quarter 2001 (current year)** from 01.10.2001 to 31.12.2001	**4 quarters 2001 (current year) cumulative** from 01.01.2001 to 31.12.2001	**4th quarter 2000 (previous year)** from 01.10.2000 to 31.12.2000	**4 quarters 2000 (previous year) cumulative** from 01.01.2000 to 31.12.2000
A. Cash flow from operating activities (I+/-II)	712	83 748	40 379	46 230
I. Net profit (loss)	49 822	51 793	37 950	117 110
II. Total adjustments:	(49 110)	31 955	2 429	(70 880)
1. Depreciation	5 797	29 785	8 512	32 987
2. Foreign exchange gain (loss)	-	-	-	-
3. Interests and dividends received and paid	1 574	21 189	7 361	5 249
4. (Gain) loss on sale and liquidation of assets	46 647	16 616	(66 093)	(79 519)
5. Other provision	(919)	-	232	-
6. Corporate income tax	263	29 559	15 268	52 284
7. Corporate income tax paid	(15 853)	(36 487)	(19 695)	(45 815)
8. Change in inventories	4 992	18 561	(11 856)	12 390
9. Change in receivables	(122 506)	(45 563)	(8 619)	(131 682)
10. Change in short term liabilities (except for bank and other loans)	83 627	(27 448)	79 786	73 316
11. Change in accruals and prepayments	(276)	6 846	(1 161)	(540)
12. Change in deferred income	(1 276)	(2 293)	5 663	9 070
13. Other changes	(51 180)	21 190	(6 969)	1 380
B. Cash flow from investing activities (I-II)	(21 277)	(137 502)	(144 730)	(325 516)
I. Cash inflow from investing activities	343 864	757 480	(50 411)	335 503
1. Sale of intangible fixed assets	-	-	-	-
2. Sale of tangible fixed assets	96	417	472	611
3. Sale of shares in:	-	164 929	54 255	54 429
- subsidiary companies	-	6 338	(174)	-
- associated companies	-	55 000	54 325	54 325
- dominant companies	-	-	-	-
4. Sale of shares and securities	344 176	579 237	(121 150)	241 368
5. Repayment of long term loans granted	65	210	2 963	7 921
6. Dividends received	55	1 777	-	136
7. Interest received	2 095	3 315	3 720	5 696
8. Other	(2 623)	7 595	9 329	25 342
II. Cash outflow from investing activities	(365 141)	(894 982)	(94 319)	(661 019)
1. Purchase of intangible fixed assets	(8 192)	(9 356)	(1 530)	(6 080)
2. Purchase of tangible fixed assets	(4 119)	(15 735)	16 909	(10 914)
3. Purchase of shares in:	(45 326)	(176 246)	(128 581)	(144 163)
- subsidiary companies	83	-	(156)	(15 459)
- associated companies	-	(24 532)	279	-
- dominant companies	-	-	-	-
4. Purchase of own shares	-	-	-	-
5. Purchase of shares and securities	(307 261)	(691 837)	17 321	(485 808)
6. Long term loans granted	(243)	(1 798)	844	(5 366)
7. Other	-	(10)	718	(8 688)
C. Cash flow from financing activities (I-II)	68 893	78 321	120 201	230 125
I. Cash inflow from financing activities	481 659	1 304 912	478 406	615 842
1. Acquisition of long term bank loans	40 502	40 502	-	-
2. Issue of long term bonds and other securities	200 000	200 000	-	-
3. Acquisition of short term bank loans	-	-	125 943	173 745
4. Issue of short term bonds and other securities	241 157	1 063 648	352 448	442 048
5. Issue of own shares	-	762	-	-
6. Increase of share capital	-	-	-	-
7. Other	-	-	15	49
II. Cash outflow from financing activities	(412 766)	(1 226 591)	(358 205)	(385 717)
1. Repayment of long term bank loans	-	-	-	-
2. Redemption of bonds and other long term debt securities	-	-	-	-
3. Repayment of short term bank loans	(124 970)	(132 773)	-	-
4. Redemption of bonds and other short term debt securities	(278 035)	(1 054 783)	(343 304)	(343 304)
5. Expenses of issuing own shares	-	-	-	-

6. Redemption of own shares	-	-	-	-
7. Payment of dividends and other payments to owners	-	-	-	(19 050)
8. Payment to the supervisory board and board of directors	-	-	-	-
9. Payments related to community service purposes	(1 566)	(6 699)	(3 563)	(12 025)
10. Payment of finance lease liabilities	-	-	-	-
11. Interest paid	(8 195)	(32 336)	(11 338)	(11 338)
12. Other expenses	-	-	-	-
D. Net cash inflow/outflow (A+/-B+/-C)	**48 328**	**24 567**	**15 850**	**(49 161)**
E. Balance sheet change in cash position	**48 328**	**24 567**	**15 850**	**(49 161)**
- change in cash position due to foreign exchange differences	15	15	-	(49)
F. Cash at the beginning of the financial year	**4 491**	**28 252**	**12 402**	**77 413**
G. Cash at the end of the financial year (F+/- D)	**52 819**	**52 819**	**28 252**	**28 252**
- including restricted cash	**633**	**633**	**2 522**	**2 522**

Signature of the officer representing the company

....

Bogdan Bartkowski - Member of the Board

March 1, 2002